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July 9, 2008
BY EDGAR AND FAX Carmen Moncada-Terry Division of Corporation Finance Securities and Exchange Commission 100 F Street, N.E. Washington, D.C., 20549
Re:	Yamana Gold Inc. Form 40-F for the Fiscal Year Ended December 31, 2007 Filed April 1, 2008 File No. 001-31880

Dear Ms. Moncada-Terry:

On behalf of our client, Yamana Gold Inc. (the “Company”), we hereby acknowledge receipt of the comment letter dated June 30, 2008 (the “Comment Letter”) from the staff of the Securities and Exchange Commission concerning the above captioned Form 40-F (the “Form 40-F”).  As we discussed on July 7, 2008, the Company will file its response to the Comment Letter as soon as practicable but no later than August 31, 2008.

Should you have any questions or comments regarding this letter, please contact me at 416-360-5134 or my colleague Nathalie Pierre-Louis at 416-360-2990.

Very truly yours,

/s/ Adam M. Givertz

Adam M. Givertz

cc:	Jill S. Davis
H. Roger Schwall
Jennifer O’ Brien
Securities and Exchange Commission
Charles Main
Jacqueline A. Jones
Yamana Gold Inc.
Nathalie Pierre-Louis
Shearman & Sterling